		Exhibit 99(b)
Household Finance Corporation
HRSI Funding, Inc. II
Household Private Label Credit Card Master Note Trust I, Series 2001-2

Original Class A Principal	550,000,000.00
Number of Class A Bonds (000's)	550,000.00
Original Class B Principal	74,050,000.00
Number of Class B Bonds (000's)	74,050.00

		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		27,225,000.00

CLASS B
Class B Principal Distributions		0.00
Class B Interest		1,259,527.81